SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 3)

The Brazilian Equity Fund, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

105884100

(CUSIP Number)

COPY TO:

Michael Pradko Harvard Management Company, Inc. 600 Atlantic Avenue Boston, MA 02210 (617) 523-4400	Timothy Diggins, Esq. Ropes & Gray One International Place Boston, MA 02110 (617) 951-7389

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 2, 2005

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☒.

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SCHEDULE 13D

CUSIP No. 105884100	Page 2 of 7 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON President and Fellows of Harvard College
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 8. SHARED VOTING POWER — 9. SOLE DISPOSITIVE POWER 0 10. SHARED DISPOSITIVE POWER —

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
14.	TYPE OF REPORTING PERSON EP

SCHEDULE 13D

The Brazilian Equity Fund, Inc.

Item 1. Security and Issuer.

This statement relates to the shares of common stock, $0.001 par value (the “Common Stock”), of The Brazilian Equity Fund, Inc., a Maryland corporation (the “Fund” or “Issuer”), which has its principal executive offices at c/o Credit Suisse Asset Management, LLC, 466 Lexington Avenue, New York, New York 10017.

Item 2. Identity and Background.

This statement is filed by President and Fellows of Harvard College (“Harvard”), a Massachusetts educational corporation. The principal executive offices of Harvard are located at c/o Harvard Management Company, 600 Atlantic Avenue, Boston, Massachusetts 02210. Harvard’s investment activities are carried on from the offices of Harvard Management Company at 600 Atlantic Avenue, Boston, Massachusetts 02210.

Information relating to each of the President, Fellows and executive officers of Harvard is contained in Exhibit A attached hereto and incorporated herein by reference. Each of the President, Fellows and executive officers of Harvard is a citizen of the United States of America.

None of Harvard or, to the best of Harvard’s knowledge or belief, any of the persons listed in Exhibit A has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). Neither Harvard, nor to the best of Harvard’s knowledge and belief, any of the persons listed in Exhibit A has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Beneficial ownership of the Common Stock of the Fund to which this statement relates was acquired by Harvard with Harvard’s general funds.

Item 4. Purpose of Transaction.

Except as described in this Schedule 13D as amended, Harvard does not have any plans or proposals which relate to or would result in any of the actions set forth in parts (a) through (j) of Item 4.

Item 5. Interest in Securities of the Fund.

(a), (b) Harvard does not beneficially own any shares of Common Stock.

(c) On April 28, 2005, the Issuer announced that, in connection with the Fund’s liquidation, the Fund’s net assets would be distributed in cash payments to record holders of Common Stock as of the close of business on April 29, 2005. On May 2, 2005, Harvard surrendered 1,757,000 shares of Common Stock to the Issuer in return for $9.60 per share.

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(d) Not applicable.

(e) On May 2, 2005, Harvard ceased to be the beneficial owner of more than five percent of the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Fund.

Not applicable.

Item 7. Material to be Filed as Exhibits.

Exhibit A — Information concerning the President, Fellows and executive officers of Harvard.

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Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 9, 2005

PRESIDENT AND FELLOWS OF HARVARD COLLEGE

By:	/s/ Michael Pradko
Name:	Michael Pradko
Title:	Authorized Signatory

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EXHIBIT INDEX

Exhibit Number	Description	Page Number In Sequentially Numbered Copy
A	Information Concerning the President, Fellows and executive officers of Harvard	7

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EXHIBIT A

Directors and Executive Officers

The names of the President, Fellows and Executive Officers of Harvard and their business addresses and present principal occupation or employment are set forth below. If no business address is given, the business address of such director or executive officer is c/o Harvard Management Company, Inc., 600 Atlantic Avenue, Boston, Massachusetts 02210.

President, Fellows and Executive Officers of Harvard College

Name	Office/Position
Lawrence H. Summers	President

D. Ronald Daniel	Treasurer

Mark Goodheart	Secretary

Hanna H. Gray	Fellow

Conrad K. Harper	Fellow

James R. Houghton	Fellow

Robert G. Stone, Jr.	Fellow

Herbert S. Winokur, Jr.	Fellow

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